Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be held on September 25, 2013

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 25, 2013 at 11.30 am (Jersey time), at the registered office of the Company located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on August 22, 2013 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2013 (the “Annual Report”) were first mailed to Shareholders on or about August 23, 2013. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on July 31, 2013 there were 50,800,530 ordinary shares issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11.30 am (Jersey time) on October 2, 2013 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare

Company Secretarial Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder.  Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder.  A body corporate which is a Shareholder may appoint more than one person to act as its representative.  If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative.  For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise.  If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented.  On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.  In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited), at least 48 hours before the time appointed for the Annual General Meeting, will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 8 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.                          Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2013, together with the auditors’ report;

2.                          Re-appointment of Grant Thornton India LLP as the auditors of the Company;

3.                          Approval of auditors’ remuneration for the financial year ending March 31, 2014;

4.                          Re-election of the Class I Director, Sir Anthony A. Greener;

5.                          Re-election of the Class I Director, Mr. Richard Bernays;

6.                          Re-election of the Class I Director, Mr. Adrian T. Dillon;

7.                          Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014; and

8.                          The increase in the ordinary shares/American Depository Shares (“ADSs”) available for grant under the Company’s Second Amended and Restated 2006 Incentive Award Plan (as so amended and restated as the context requires) (the “Plan”) by 2.4 million ordinary shares/ADSs and the adoption of the Company’s Third Amended and Restated 2006 Incentive Award Plan, substantially in the form set out in Appendix A to this Proxy Statement, to reflect such increase be approved and adopted.

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2013, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all materials respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board and are accompanied by the auditors’ report from Grant Thornton India LLP. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2013, together with the auditors’ report.

The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended March 31, 2013, together with the auditors’ report.

PROPOSAL NO. 2

THAT Grant Thornton India LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014.

A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton India LLP as the Company’s auditors in respect of the financial year ending March 31, 2014 and until the annual general meeting of the Company to be held in 2014.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton India LLP as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2014.

PROPOSAL NO. 3

THAT a sum of US$ 450,000 (excluding taxes and out of pocket expenses) be and hereby is approved as remuneration being available for the payment of audit fees to Grant Thornton India LLP as the Company’s independent auditors for their audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2014 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Under the Articles of Association of the Company, the shareholders in a general meeting fix the remuneration of the auditors. The actual level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2014 is not known. Consequently, the approval of the Shareholders in a general meeting is sought for a sum of US$ 450,000 (excluding taxes and out of pocket expenses) to be available for payment of remuneration of the auditors for audit in respect of the Company’s financial statements to be rendered during the financial year ending March 31, 2014. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of US$ 450,000 (excluding taxes and out of pocket expenses), will be determined by the Board or a committee thereof.  The level of fees that is approved by the Shareholders herein is based on the number and location of the Company’s worldwide subsidiaries. The fees may extend to the extent any additional subsidiary that may come into being in the financial year ending March 31, 2014 and will be approved by the Board or a committee thereof followed by relevant disclosures to the shareholders in the annual report for the financial year ending March 31, 2014.

In addition to the above-mentioned remuneration for payment of audit fees for audit services to be rendered in respect of the Company’s financial statements, the auditors will be paid fees for comment letters, due diligence, etc. pertaining to any merger or acquisition transactions.

The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2014.

PROPOSAL NO. 4

THAT Sir Anthony A. Greener be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.

Sir Anthony A. Greener is currently a Class I Director of the Company. The period of office of a Class I Director expires at this Annual General Meeting. Accordingly, it is proposed that Sir Anthony A. Greener be re-elected as a Class I Director.

The biography of Sir Anthony Greener and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Sir Anthony A. Greener to the Board of Directors.

PROPOSAL NO. 5

THAT Mr. Richard Bernays be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting

Mr. Richard Bernays is currently a Class I Director of the Company. The period of office of a Class I Director expires at this Annual General Meeting.  Accordingly, it is proposed that Mr. Richard Bernays be re-elected as a Class I Director.

The biography of Mr. Richard Bernays and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Richard Bernays to the Board of Directors.

PROPOSAL NO. 6

THAT Mr. Adrian T. Dillon be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting

Mr. Adrian T. Dillon is currently a Class I Director of the Company. The period of office of a Class I Director expires at this Annual General Meeting.  Accordingly, it is proposed that Mr. Adrian T. Dillon be re-elected as a Class I Director.

The biography of Mr. Adrian T. Dillon and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Adrian T. Dillon to the Board of Directors.

PROPOSAL NO. 7

THAT:

(a)         an aggregate sum of US$ 3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” as disclosed in this Proxy Statement; and

(b)         as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Plan to Directors by the Board of Directors or a committee thereof in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to the maximum number of ordinary shares available for such purpose under the said Plan.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of US$ 3 million to be available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the Plan). The remuneration and other benefits shall be apportioned amongst the Directors in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” as disclosed in this Proxy Statement.

Further, as part of the Directors’ remuneration, the Company is also requesting for Awards to be granted by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the said Plan) in accordance with the Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014. The aggregate sum of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units pursuant to the Plan) paid to the Directors for their services rendered during the financial year ended March 31, 2013 was US$ 1.75 million. Our Directors were granted 62,327 restricted share units during the financial year ended March 31, 2013.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$3 million as being available for the payment of Directors’ remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to making of awards of options and restricted share units referred to in (b)); and (b) the making of Awards under the Plan to Directors by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares available for such purpose under the said Plan) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2014.

PROPOSAL NO. 8

THAT, the increase in the ordinary shares/ADSs available for grant under the Plan by 2.4 million ordinary shares/ADSs and the Company’s Third Amended and Restated 2006 Incentive Award Plan, substantially in the form set out in Appendix A to this Proxy Statement, to reflect such increase be approved and adopted.

The Company’s shareholders have previously authorized the issuance under the Plan of up to a total of 6,200,000 ordinary shares/ADSs, subject to specified adjustments under the Plan. The Board of Directors believes that in order to successfully attract and retain the best possible talent, the Company must continue to offer a competitive equity incentive program. As of July 31, 2013, approximately 936,472 ordinary shares/ADSs remained available for future grant of awards under the Plan. The Board of Directors believes the number of ordinary shares/ADSs that remain available for future grant under the Plan is insufficient to meet the Company’s anticipated needs. Therefore the Board of Directors approved, subject to Shareholders’ approval, the Third Amended and Restated 2006 Incentive Award Plan that includes an amendment to increase the number of ordinary shares/ADSs available for grant under the Plan by 2,400,000 ordinary shares/ADSs to a total of 8,600,000 ordinary shares/ADSs, subject to specified adjustments under the Plan.

The increased number of ordinary shares/ADSs available for grant under the Third Amended and Restated 2006 Incentive Award Plan is expected to meet the Company’s anticipated needs over the next three years.   The amount and timing of awards granted under the Plan are determined by the plan administrator.

The amendment included in the Third Amended and Restated 2006 Incentive Award Plan to increase the number of ordinary shares/ADSs available for grant by 2,400,000 ordinary shares/ADSs requires Shareholders’ approval pursuant to Article 14.1 of the Plan and Rule 303A.08 of the NYSE Listing Manual. The Plan also includes the amendment to delete the references to the Warburg Pincus (WP) and WP entities in view of WP and WP entities having divested of their shareholding in the Company effective February 2013.

The following summary of the Plan is qualified in its entirety by the specific language of the Plan, which appears as Appendix A to the proxy statement included as Exhibit 99.3 to the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on August 12, 2011 and incorporated herein by reference.

Summary of the Plan

The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors, employees and consultants of the Company and its subsidiaries to those of its shareholders and by providing these individuals with an incentive for outstanding performance. The Plan is further intended to provide the Company with the ability to motivate attract and retain the services of these individuals.

Shares Available for Awards. Subject to certain adjustments set forth in the Plan, the maximum number of shares that may be issued or awarded under the Plan is equal to the sum of (x) 6,200,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of the Original Plan (the “Effective Date”). The Company is seeking Shareholders’ approval to amend and restate the Plan to increase the number of shares available for grant under the Plan by 2,400,000 shares to 8,600,000 shares, subject to the aforementioned adjustments.

The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan.

Administration. The Plan is administered by our board of directors, which may delegate its authority to a committee. The Company anticipates that the compensation committee of its board of directors will administer the Plan, except that its board of directors will administer the plan with respect to awards granted to its independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. The Company’s employees, consultants and directors and those of its subsidiaries are eligible to be granted awards, except that only employees of the Company and its qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.

Awards

•                  Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of the Company’s outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of the Company’s outstanding shares on the date of grant may not exceed five years. Under the Plan, the number of awards to be granted to the Company’s independent directors will be determined by its board of directors or its compensation committee.

•                  Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•                  Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•                  Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•                  Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•                  Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•                  Restricted Share Units. The plan administrator may grant restricted share units, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested restricted share unit scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•                  Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

•                  Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by the Company on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in the Company’s capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of the Company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.

Non-transferability. Awards granted under the Plan are generally not transferable.

Termination or Amendment. Unless terminated earlier, the Plan will remain in effect for a period of ten years from the Effective Date, after which no award may be granted under the Plan. With the approval of the Company’s board of directors, the plan administrator may terminate or amend the Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.

Outstanding Awards. As at July 31, 2013, options or Restricted Share Units (“RSUs”) to purchase an aggregate of 3,526,868 ordinary shares were outstanding, out of which options or RSUs to purchase 1,291,076 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to May 15, 2023. The weighted average grant date fair value of RSUs granted during fiscal 2013, 2012 and 2011 were $10.93, $10.80 and $9.09 per ADS, respectively. There is no purchase price for the RSUs.

The Board recommends a vote “FOR” the approval of the increase in ordinary shares/ADSs available for grant under the Plan by 2.4 million ordinary shares/ADSs and the adoption of the Company’s Third Amended and Restated 2006 Incentive Award Plan substantially in the form set out in Appendix A to this Proxy Statement to reflect such increase.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of this Annual General Meeting:

1.              The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2013 filed with the Commission on May 2, 2013;

2.              The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2013 and for the three months ended June 30, 2013 and 2012, submitted to the Commission on July 19, 2013; and

3.              Appendix A of Exhibit 99.3 to the Company’s report on Form 6-K (File No. 001-32945), containing a form of the Plan, submitted to the SEC on August 12, 2011.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Ronald D’Mello; telephone number: +91 22 40952633.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at July 31, 2013) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)	65	Non-Executive Chairman
Adrian T. Dillon(3)(4)(5)	59	Non-Executive Vice Chairman
Renu S. Karnad(1)(2)(3)	60	Director
Keshav R. Murugesh	49	Director and Group Chief Executive Officer
Jeremy Young(4)	48	Director
Richard O. Bernays(6)	70	Director
Anthony A. Greener(2)(7)	73	Director
Albert Aboody(8)	66	Director
Executive Officers
Keshav R. Murugesh	49	Group Chief Executive Officer
Deepak Sogani(9)	47	Group Chief Financial Officer
Johnson J. Selvadurai	54	Managing Director — Europe
Michael Garber	57	Chief Sales and Marketing Officer
Swaminathan Rajamani	37	Chief People Officer

Notes:

(1)                                 Member of our Nominating and Corporate Governance Committee.

(2)                                 Member of our Compensation Committee.

(3)                                 Appointed as our director with effect from September 2012.

(4)                                 Member of our Audit Committee.

(5)                                 Appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.

(6)                                 Chairman of our Compensation Committee.

(7)                                 Chairman of our Nominating and Corporate Governance Committee.

(8)                                 Chairman of our Audit Committee.

(9)                                 Appointed as our Group Chief Financial Officer with effect from December 2012 in place of Mr. Alok Misra. Mr. Misra resigned from the services of our company with effect from August 2012.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Regulatory Data Corporation (since 2009) and two not-for-profit organizations, New Hampshire Center for Public Policy Studies (since 2011) and New Hampshire Charitable Foundation (since 2010). He was a director of Edgar Online until 2012, Taleo Corporation and Starcite Private Limited until 2010 and of Workscape from 2005 to 2008. From 1992 to 1999, Mr. Herr served first as Chief Financial Officer and then President and Chief Operating Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from

Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.

Adrian T. Dillon was appointed to our Board of Directors in September 2012 and was designated as Non-Executive Vice Chairman of the Board in January 2013. He is currently a member of the Board of Directors and Chairman of the Audit and Finance Committees of Williams-Sonoma, Inc., and member of the Board of Directors and the Chairman of the Audit Committee of Wonga Group Ltd.  During his career, he has served as a member of the Board of NDS Group Limited, from 2011 to 2012, Verigy Pty, from 2006 to 2007 and LumiLeds Inc., from 2002 to 2007. He has also held key finance roles including Chief Financial and Administrative Officer at Skype Limited, from 2010 to 2011, Executive Vice President - Finance & Administration and Chief Financial Officer at Agilent Technologies, Inc., from 2001 to 2010 and held various positions at Eaton Corporation, from 1979 to 2001, including Executive Vice President and Chief Financial and Planning Officer from 1995-2001. He was a member and past Chairman of The Conference Board Council of Financial Executives. Mr. Dillon graduated from Amherst College with a B.A. degree in economics. The business address of Mr. Dillon is 490 University Avenue, Los Altos, CA 94022, USA.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company, and was a director of Syntel Limited and Syntel Global Private Limited. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He is the chairman of the Business Process Management (BPM) Council of NASSCOM for 2013-14 and a nominated member of the NASSCOM Executive Council. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Jeremy Young was appointed to our Board of Directors in May 2004, as a nominee of Warburg Pincus which was the principal shareholder of our company. Having exited Warburg Pincus, he became independent director from January 2013. During his 20 years at Warburg Pincus, he ran the firm’s Healthcare, Internet and Business Services sectors in Europe, headed the German office and was responsible for fundraising in Europe and the Middle East. Prior to joining Warburg Pincus in 1992, Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics. He received a Bachelor of Arts degree from Cambridge University and a Master of Business Administration degree from Harvard Business School. He is currently a Vice Chairman of The Haemophilia Society, a UK-based charitable organization. The business address for Mr. Young is Gloucester House, 29 Pembridge Gardens, London W2 4EB, England.

Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the Boards of several companies, including The NMR Pension Trustee Limited

(since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Impax Environmental Markets Trust plc (since 2002), MAF Trust (since 2005), and GFM Cossack Bond Company Limited (since 1997). Mr. Bernays retired from Charter Pan European Trust plc, Henderson Global Trust plc and The Throgmorton Trust plc in 2012. He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays was a member of the Supervisory Board of the National Provident Life until 2010. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL.

Sir Anthony A. Greener was appointed to our Board of Directors in June 2007. He was the Deputy Chairman of British Telecom from 2001 to 2006 and Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986.  Sir Anthony is presently Chairman of the St Giles Trust (since 2009), and the Minton Trust (since 2007). He is a Director of Williams-Sonoma Inc. (since 2007), and United Church Schools which is now known as United Learning (since 2005). He was a Director of Robert Mondavi from 2000 to 2005.  Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry and is also a Fellow Member of the Chartered Institute of Management Accountants. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.

Albert Aboody was appointed to our Board of Directors in June 2010 and also serves as the chairman of our Audit Committee. Mr. Aboody is based in the US. Prior to his appointment as our director, he was a partner with KPMG, US. In this role, he served on the Board of KPMG, India, including as Deputy Chairman and as head of its audit department. He also co-authored chapters on the Commission’s reporting requirements in the 2001-2008 annual editions of the Corporate Controller’s Manual. Mr. Aboody is a member of the American Institute of Certified Public Accountants. He was a post-graduate research scholar at Cambridge University and received a Bachelor of Arts degree from Princeton University. The business address of Mr. Aboody is 401 E 89th Street, # 19 C, New York, NY 10128, USA.

Renu S Karnad was appointed to our Board of Directors in September 2012. Mrs. Karnad had joined Housing Development Finance Corporation Limited (HDFC Ltd) in 1978 and is currently serving as the Managing Director of HDFC Limited. She is also a director on several other Boards, including BOSCH Limited, Credit Information Bureau (India) Limited, Gruh Finance Limited, HDFC Bank Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Property Ventures Limited, HDFC Standard Life Insurance Company Limited, AKZO Nobel India Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, HDFC Education and Development Services Private Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited, Value and Budget Housing Corporation (India) Private Limited, Lafarge India Private Limited, EIH Limited, Sparsh BPO Services Limited, Transunion LLC, and HDFC Sales Private Limited and HDFC Plc. Mrs. Karnad holds a Master’s degree in Economics from the University of Delhi and is a graduate in law from the University of Mumbai. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs. The business address of Mrs. Karnad is HDFC Limited, Capital Court, 1st Floor, Munirka, Off Palme Marg, New Delhi — 110067.

Our Board believes that each of our company’s directors is skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors,

because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Deepak Sogani serves as our Group Chief Financial Officer. Mr. Sogani is based in Mumbai, India and joined WNS in December 2012. Mr. Sogani’s responsibilities as Group Chief Financial Officer include corporate finance, corporate development and strategy, legal and secretarial and information technology. Prior to joining WNS, Deepak worked with the Dalmia Cement Group in India as Executive Director, from 2009, where he was responsible for the Group’s Corporate Finance, Strategy and Operations Management. Deepak began his career in investment banking with SBI Capital Markets (from 1991 to 1995), before setting up an entrepreneurial venture in financial services. He then moved on to becoming the Global Chief Financial Officer of Patni Computer systems (from 1998 to 2006), followed by stints in Sutherland Global Services (from 2006 to 2008) and Indiatimes. The business address for Mr. Sogani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.

Johnson J. Selvadurai is Managing Director of European Operations. Prior to joining WNS, he was the Chief Executive Officer of our enterprise services business until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 25 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is certified in electronic data management and training. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently a director of Zodius Capital and Datacap Software Private Limited India (since 2000). He was a director of Business forms (Private) Limited, Sri Lanka from 1984 to 2011. The business address for Mr. Selvadurai is Malta House, 36-38 Piccadilly, London, W1J 0DP, UK.

Michael Garber is Chief Sales and Marketing Officer. He has rich experience with an accomplished career spanning 35 years in IT enabled services, marketing, consulting and general management, of which, over a decade has been in the outsourcing space leading global teams. Prior to joining WNS, he held senior positions in several prominent outsourcing companies such as President of the Americas for Birlasoft, Senior Vice President — Business Development at InSource (a Virtusa subsidiary) and Insurance Practice Lead at eFunds. He has also served as Vice President and Business Unit Head of the Insurance Practice at Cognizant Technology Solutions. After graduation from university, he spent 20 years with MassMutual Financial Group. He has a Bachelor of Arts degree in Mathematics from the Western New England University, Springfield, Massachusetts and an Associate of Arts degree in Marine Biology from the Roger Williams University, Bristol Rhode Island. He has also completed the Professional Management Practices Designation while working with MassMutual Financial Group and the Executive Management Development Program certification from the University of

Michigan. The business address for Mr. Garber is 15 Exchange Place, Suite 310, Jersey City, New Jersey 07302, USA.

Swaminathan Rajamani is Chief People Officer. He leads WNS’s Human Resources function, and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. Swaminathan has a Masters in Social Work (MSW) from the University of Madras. The business address of Mr. Rajamani is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

B.                                    Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal — Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making any changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

•                  Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, they are able to more directly affect our results and strategic initiatives. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

•                  Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

•                  Balanced in Focus on Long Term versus Short Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long term share price appreciation. In addition, our compensation philosophy seeks to incentivize our management to focus on achieving short term performance goals in a manner that supports and encourages long term success and profitability.

•                  Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

•                  Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•                  Base salary or, in the case of executive officers based in India, fixed compensation;

•                  Cash bonus or variable incentive;

•                  Equity incentive grants of RSUs;

•                  Other benefits and perquisites; and

•                  Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our employees’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any salary adjustments are usually approved early in the calendar year, effective as at April 1. The specific amount of salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executives. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and they add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which employee gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period.

Other Benefits and Perquisites

We provide benefits to our executive officers that are generally available to other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. We also provide our executive officers with certain perquisites which we believe are reasonable and consistent with market trends in the countries in which our executive officers are located. Such benefits and perquisites are intended to be part of a competitive overall compensation program. Such benefits normally include medical and life insurance coverage, retirement benefits, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

In addition we provide change in control severance protection to our executive officers and certain other officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period.

•                  Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•                  Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

•                  Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executives, approving the compensation level of each of our executives, establishing criteria for the grant of equity awards to our executives and other employees and approving such grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an independent compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific management position for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

•                  Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview”) and bottom line (which refers to our adjusted net income, or ANI, which is calculated as our profit excluding amortization of intangible assets and share-based compensation), are pre-established by our Compensation Committee annually at the beginning of the fiscal year. When the pre-determined financial measures are achieved, employees who are eligible for cash incentive bonuses receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by individual performance.

•                  Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee and then with our executive officers. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals. The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company at the time of disbursement of the cash bonus to be eligible for payment under the program.

Although most of our compensation decisions are taken in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular Compensation Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2013

During fiscal 2013, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant, Hewitt Associates (India) Private Limited, or AON Hewitt. The companies selected by AON Hewitt for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of companies against which we benchmarked the compensation of our executive officers in fiscal 2013 included the following companies:

•                  Genpact Limited;

•                  EXLService Holdings Inc.;

•                  First Source Solutions Limited;

•                  CapGemini;

•                  Infosys Technologies Limited;

•                  Mphasis Limited;

•                  Tata Consultancy Services Limited;

•                  Wipro Limited;

•                  IBM Global Process Services;

•                  Convergys Corporation; and

•                  InterGlobe Technologies.

Our Compensation Committee used the data derived by AON Hewitt primarily to ensure that our executive compensation programs are competitive. A selected subset of companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position for companies that provide business and technology services, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from AON Hewitt’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2013.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2013 our Compensation Committee adjusted our executive compensation as described in “—Executive Compensation for Fiscal 2013” below.

Executive Compensation for Fiscal 2013

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Chief Executive Officer, Chief Financial Officer and other named executive officers for services rendered in fiscal 2013 (excluding grants of RSUs which are described below). The individual compensation of Messrs. Keshav R. Murugesh, Deepak Sogani and Swaminathan Rajamani are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Base Salary	Benefits	Bonus		Total
Keshav R. Murugesh	$512,213	$41,638	$669,785		$1,223,636
Deepak Sogani(1)	$77,068	$4,219	$93,773	(5)	$175,060
Johnson J. Selvadurai	$300,283	$126,333	$241,428		$668,044
Michael Garber	$280,000	$28,784	$74,200		$382,984
Swaminathan Rajamani	$157,638	$8,788	$97,696		$264,122
Kumar Subramaniam(2)	$31,289	$1,753	$19,720		$52,762
Alok Misra(3)	$105,318	$5,716	$—		$111,034
Ronald Strout(4)	$54,863	$11,051	$—		$65,914
Total	$1,521,672	$228,282	$1,196,602		$2,943,556

Notes:

(1)         Appointed as Group Chief Financial Officer in place of Mr. Alok Misra with effect from December 2012.

(2)         Amount paid during his appointment as our Interim Group Chief Financial Officer from August 2012 to December 2012.

(3)         Ceased to be Group Chief Financial Officer from August 17, 2012.

(4)         Ceased to be Executive Officer from June 28, 2012.

(5)         Includes a joining bonus of $45,996.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant, AON Hewitt, and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2013 had satisfactorily performed against their prior year’s individual objectives.

Except for Mr. Keshav R. Murugesh and Mr. Swaminathan Rajamani, as described below, our Compensation Committee has not increased the base salary from the prior year’s level for any other executive officer, excluding employer contribution towards Provident Fund (Retirement Benefit):

•                  Mr. Keshav R. Murugesh, as Group Chief Executive Officer, had his base salary (including employer contribution towards Provident Fund (Retirement Benefit)) revised to $607,149 from $551,954 for fiscal 2013. The salary revision was effective February 19, 2013.

•                  Mr. Swaminathan Rajamani, as Chief People Officer, had his base salary (including employer contribution towards Provident Fund (Retirement Benefit) revised to $165,586 from $137,988 in fiscal 2013. The salary revision was effective April 1, 2012.

Mr. Deepak Sogani, joined us as our Group Chief Financial Officer in December 2012 at a base salary of $248,379 for fiscal 2013 on an annualized basis.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our

Compensation Committee believes that enhancing the long term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI. Finally our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including company revenue, ANI, new client revenue and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year and the aggregate amount of all cash bonuses to be paid for fiscal 2013 do not exceed the aggregate cash incentive bonus pool approved by our Compensation Committee for the fiscal year.  Our executive officers’ variable incentive packages for fiscal 2013 are as described below:

Our Compensation Committee set Mr. Murugesh’s target 2013 variable incentive at $558,154 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as winning deals of strategic importance and succession planning Based on actual performance against these various objectives, Mr. Murugesh earned 120% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Sogani’s target 2013 variable incentive at $40,489 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Sogani’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as tax rate reduction, leveraging SEZ models, drive margin levers and DSO with businesses & capability group and improved internal controls. Based on actual performance against these various objectives, Mr. Sogani earned 118% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Selvadurai’s target 2013 variable incentive at $ 180,170 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Selvadurai’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters as assigned by the Group Chief Executive Officer from time to time. Based on actual performance against these various objectives, Mr. Selvadurai earned 134% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Garber’s target 2013 variable incentive at $280,000 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Garber’s performance objectives the achievement of target revenue less repair payments, ANI, new client revenue and individual qualitative objectives pertaining to matters such as Strong relationship with Advisors and influencers, improved sold gross margin, sales team, effective induction around WNS, Vertical & Horizontal capabilities, succession Planning of Vertical Sales Leaders, Robust weekly review and methodology, and Effective usage of CRM & Marketing. Based on actual performance against these various objectives, Mr. Garber earned 26.5% of his variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target 2013 variable incentive at $ 82,793 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of target revenue less repair payments, ANI and individual qualitative objectives pertaining to matters such as attrition rate for WNS Group, sales & key positions Hiring for New Centers, leadership succession plan for all Group CEO reports and 1 level below, positioning of WNS as Employer of Choice, discipline to identify top 50 leaders at WNS Group based on potential and performance and expose them to Group CEO . Based on actual performance against these various objectives, Mr. Swaminathan earned 118% of his variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2013, we continued the equity incentive scheme which has a vesting schedule that is both based on continuity of employment and the performance of our company and an additional equity incentive scheme which has a vesting schedule that is purely based on continuity of employment.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers:

Name	Date of Grant	Total RSUs Granted for Fiscal 2013 (1)	Grant Date Fair Value ($) (2)	Expiration Date
Keshav R. Murugesh	24-Feb-12	110,896	10.86	23-Feb-22
Alok Misra(3)	24-Feb-12	35,000	10.86	23-Feb-22
Johnson J. Selvadurai	24-Feb-12	20,000	10.86	23-Feb-22
Michael Garber	24-Feb-12	15,000	10.86	23-Feb-22
Ronald Strout(4)	24-Feb-12	5,000	10.86	23-Feb-22
Swaminathan Rajamani	24-Feb-12	35,000	10.86	23-Feb-22
Total		220,896

Note:

(1)         This information was previously disclosed in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for fiscal 2012. As certain internal realignments were due to take place in fiscal 2013, we had accelerated the grants to our executive officers that were due for fiscal 2013 to February 2012 instead.

(2)         The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

(3)         Ceased to be Group Chief Financial Officer from August 17, 2012.

(4)         Ceased to be Executive Officer from June 28, 2012.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans/benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to executive officers in fiscal 2013 are summarized below:

Name	Provident Fund	Health Insurance	Social Security	Medicare	401K	Pension	National Insurance	Total
Keshav R. Murugesh	$39,741	$1,898	$—	$—	$—	$—	$—	$41,639
Deepak Sogani(1)	$3,910	$309	$—	$—	$—	$—	$—	$4,219
Johnson J. Selvadurai	$—	$3,793	$—	$—	$—	$42,672	$79,868	$126,333
Michael Garber	$—	$15,102	$7,170	$6,512	$—	$—	$—	$28,784
Swaminathan Rajamani	$7,948	$840	$—	$—	$—	$—	$—	$8,788
Kumar Subramaniam (2)	$1,578	$175	$—	$—	$—	$—	$—	$1,753
Alok Misra(3)	$5,285	$432	$—	$—	$—	$—	$—	$5,716
Ronald Strout(4)	$—	$203	$3,339	$3,059	$4,450	$—	$—	$11,051
Total	$58,462	$22,752	$10,509	$9,571	$4,450	$42,672	$79,868	$228,284

(1)         Appointed as Group Chief Financial Officer in place of Mr. Alok Misra with effect from December 2012.

(2)         Amount paid during his appointment as our Interim Group Chief Financial Officer from August 2012 to December 2012.

(3)         Ceased to be Group Chief Financial Officer from August 17, 2012.

(4)         Ceased to be Executive Officer from June 28, 2012.

Non-executive Director Compensation for Fiscal 2013

Total Compensation of Non-executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2013 (excluding grants of RSUs which are described below):

Name	Retainer Fees	Sitting Fees	Non-executive chairman	Non- executive Vice Chairman	Total
Eric B. Herr	$69,000	$3,000	$120,000	$—	$192,000
Adrian T. Dillon(1)	$34,452	$1,000	$—	$18,750	$54,202
Jeremy Young	$15,750	$1,000	$—	$—	$16,750
Richard O. Bernays	$63,000	$3,000	$—	$—	$66,000
Anthony A. Greener	$67,000	$2,000	$—	$—	$69,000
Albert Aboody	$70,750	$3,000	$—	$—	$73,750
Renu S. Karnad(2)	$30,452	$2,000	$—	$—	$32,452
Deepak S. Parekh(3)	$24,987	$—	$—	$—	$24,987
Total	$375,391	$15,000	$120,000	$18,750	$529,141

Notes:

(1)         Adrian T. Dillon was appointed as a director of our company with effect from September 2012 and was appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.

(2)         Renu S. Karnad was appointed as a director of our company with effect from September 2012.

(3)         With effect from September 4, 2012, Deepak S. Parekh resigned as a director of our company.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2013. No options were granted in fiscal 2013.

Name	Date of Grant	Total RSUs Granted in Fiscal 2013	Grant Date Fair Value ($) (1)	Expiration Date
Eric B. Herr	16-Oct-12	6,105	10.32	15-Oct-22
	25-Mar-13	10,686	14.70	24-Mar-23
Adrian T. Dillon(2)	16-Oct-12	10,271	10.32	15-Oct-22
	25-Mar-13	6,679	14.70	24-Mar-23
Renu S. Karnad(3)	16-Oct-12	10,271	10.32	15-Oct-22
Richard O. Bernays	16-Oct-12	6,105	10.32	15-Oct-22
Anthony A. Greener	16-Oct-12	6,105	10.32	15-Oct-22
Albert Aboody	16-Oct-12	6,105	10.32	15-Oct-22
Total		62,327

Notes:

(1)         The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

(2)         Adrian T. Dillon was appointed as a director of our company with effect from September 2012 and was appointed as Non-Executive Vice Chairman of our Board with effect from January 2013.

(3)         Renu S. Karnad was appointed as a director of our company with effect from September 2012.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, which was amended with effect from February 19, 2013, to serve as our Group Chief Executive Officer for a five-year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term.

Under the terms of the amended agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than three times the sum of his annual base salary plus target bonus (which shall be a minimum of $1.2 million). Any such grants of RSUs to Mr. Murugesh will be made consistent with our policy applicable to our senior executives and prevailing industry practices.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the amended agreement) or is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans. Further, where Mr. Murugesh’ s employment is terminated for any reason other than those specified in the amended agreement (including without limitation, expiration of his employment period or we elect not to extend his employment), he will also be entitled to his base salary for a period of 12 months from the effective date of termination and his target bonus for the year in which the termination occurs, both of which will be paid immediately, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the amended agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans, and all of the share options and RSUs granted to him will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

In addition to the above, if Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason, and Mr. Murugesh executes and delivers a non-revocable general release of claims in favor of the company, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive the following severance payments and benefits from us:

1.                         His base salary for a period of 12 months from the effective date of termination, which will be paid immediately;

2.                         His target bonus for the year in which the termination occurs, which will be paid immediately; and

3.                         Automatic accelerated vesting of RSUs or share options granted him that would have vested with him through the next two vesting dates of each grant from the effective date of termination. Full accelerated vesting will occur in case of termination of employment for good reason.

If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2002 Stock Incentive Plan

We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan which was amended and restated in 2009 and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.

Administration. The 2002 Stock Incentive Plan is administered by our Board of Directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.

Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant share options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.

Share Options. Share options vest and become exercisable as determined by the Administrator and set forth in individual share option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, share options may be exercised prior to vesting in some cases. Upon exercise, an option holder must tender the full exercise price of the share option in cash, check or other form acceptable to the Administrator, at which time the share options are generally subject to applicable income, employment and other withholding taxes. Share options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an option holder’s termination of service. Shares issued in respect of exercised share options may be subject to additional transfer restrictions. Any grants of share options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified share options. Option holders, other than option holders who are employees of our subsidiaries in India, are entitled to exercise their share options for shares or ADSs in our company.

Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding share options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any share options thereunder to account for any changes in our capitalization.

Amendment. Our Board of Directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding share options without such holder’s consent.

Transferability of Share Options. Each share option may be exercised during the option holder’s lifetime only by the option holder. No share option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an option holder other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.

Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,460,351 ordinary shares have been exercised and options to purchase 74,033 ordinary shares remain outstanding as at July 31, 2013. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.

Second Amended and Restated 2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.

On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan.  We are seeking Shareholders’ approval to adopt the Third Amended and Restated 2006 Incentive Award Plan that includes an amendment to increase the number of ordinary shares/ADSs available for grant under the Plan by 2,400,000 ordinary shares to 8,600,000 ordinary shares, subject to the specified adjustments under the Plan. A summary of the Plan is set out under Proposal No. 8 above.

Outstanding Awards. As at July 31, 2013, options or RSUs to purchase an aggregate of 3,526,868 ordinary shares were outstanding, out of which options or RSUs to purchase 1,291,076 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $15.32 to $35.30 and the expiration dates of these options range from July 24, 2016 to May 15, 2023. The weighted average grant date fair value of RSUs granted during fiscal 2013, 2012 and 2011 were $10.93, $10.80 and $9.09 per ADS, respectively. There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2013, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.1 million.

Provident Fund

In accordance with Indian, the Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.1 million, $5.5 million and $5.7 million in each of fiscal 2013, 2012 and 2011, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $18,425 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and Aviva Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and Aviva Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.8 million, $1.2 million and $0.7 million in fiscal 2013, 2012 and 2011, respectively, to LIC and Aviva Life Insurance Company Private Limited.

Compensated Absence

Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.

C. Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of eight directors. Messrs. Herr, Dillon, Young, Bernays and Aboody, Mrs. Karnad and Sir Anthony satisfy the “independence” requirements of the NYSE rules.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•                  Class I, whose term will expire at the Annual General Meeting to be held in fiscal 2014;

•                  Class II, whose term will expire at the Annual General Meeting to be held in fiscal 2015; and

•                  Class III, whose term will expire at the Annual General Meeting to be held in fiscal 2016.

Our directors for fiscal 2013 are classified as follows:

•                  Class I: Sir Anthony A. Greener, Mr. Richard O. Bernays and Mr. Adrian T. Dillon;

•                  Class II: Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•                  Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mrs. Renu S Karnad.

The appointments of Messrs. Bernays and Dillon and Sir Anthony will expire at the Annual General Meeting to be held on September 11, 2013. Messrs. Bernays and Dillon and Sir Anthony have expressed their willingness to be re-elected and, accordingly, we are seeking shareholders’ approval for their re-election at the Annual General Meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.

Our Board of Directors held eleven meetings in fiscal 2013.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee comprises three directors: Messrs. Albert Aboody (Chairman), Adrian T. Dillon and Jeremy Young. Each of Messrs. Aboody, Dillon and Young satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•                  to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•                  to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•                  to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Messrs. Aboody and Dillon serve as our Audit Committee financial experts, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held five meetings in fiscal 2013.

Compensation Committee

The Compensation Committee comprises four directors: Messrs. Richard O. Bernays (Chairman) and Eric B. Herr, Mrs. Renu S. Karnad and Sir Anthony A. Greener. Each of Messrs. Bernays and Herr, Mrs. Karnad and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. The scope of this committee’s duties includes determining the compensation of our Group Chief Executive Officer, executive officers and other key management personnel. The Compensation Committee also administers the 2002 Stock Incentive Plan and the Second Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

Our Compensation Committee charter permits the Compensation Committee to retain or obtain the advice of, and/or terminate, as needed, any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Compensation Committee believes to be necessary or appropriate (“compensation advisors”) and prior to selecting any such compensation advisor and as appropriate thereafter, the Compensation Committee shall undertake an independence assessment of such compensation advisor, taking into consideration certain independence factors including those specified in the applicable requirements of the Exchange Act, and NYSE listing standards.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held eight meetings in fiscal 2013.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee comprises three directors: Sir Anthony A. Greener (Chairman), Mr. Eric B. Herr and Mrs. Renu S. Karnad. Each of Sir Anthony, Mr. Herr and Mrs. Karnad and satisfies the “independence” requirements of the NYSE listing standards. The principal duties and responsibilities of the nominating and governance committee are as follows:

•                  to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•                  to monitor our corporate governance structure;

•                  to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us; and

•                  to determine and recommend the compensation payable to our non-executive Directors for approval by our Board of Directors

We have posted our Nominating and Corporate Governance Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Nominating and Corporate Governance Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the Nominating and Corporate Governance Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

While the Nominating and Corporate Governance Committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.

The Nominating and Corporate Governance Committee held five meetings in fiscal 2013.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held two executive sessions in fiscal 2013.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

D. Employees

For a description of our employees, see “Part I — Item 4. Information on the Company — Business Overview — Human Capital” of the Annual Report.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as at July 31, 2013 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at July 31, 2013 are based on an aggregate of 50,800,530 ordinary shares outstanding as at that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Eric B. Herr	71,201	0.14%
Adrian T. Dillon(1)	11,065	0.02%
Keshav R. Murugesh(2)	421,780	0.83%
Jeremy Young	—	—
Richard O. Bernays	36,201	0.07%
Anthony A. Greener	24,123	0.05%
Albert Aboody	13,103	0.03%
Renu S. Karnad	—	—

Executive Officers
Deepak Sogani	—	—
Johnson J. Selvadurai(3)	282,863	0.56%
Michael Garber	17,000	0.03%
Swaminathan Rajamani	—	—
All our directors and executive officers as a group (twelve persons)	877,336	1.73%

Notes:

(1)         11,065 shares owned by Adrian T. Dillon are in the form of ADSs.

(2)         Of the 421,780 shares beneficially owned by Keshav R. Murugesh 19,856 shares are held jointly with his wife Shamini K. Murugesh in the form of ADSs.

(3)         Of the 282,863 shares beneficially owned by Johnson J. Selvadurai, 241,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

The following table sets forth information concerning options and RSUs held by our directors and executive officers as at July 31, 2013:

	Options Summary					RSU Summary
							Number
			Number of				of
			shares				shares
			underlying				underlying
			unexercised				RSUs
	Number of		options			Number of	that will
	shares		that will	Number of		shares	vest in		Number of
	underlying		vest in	shares		underlying	next 60		shares
	unexercised		next 60	underlying		RSUs held	days		underlying
	but		days from	options		that have	from		RSUs held
	vested	Exercise	July 31,	that have	Exercise	vested but	July 31,	Vesting	that have
Name	options	price	2013	not vested	price	unexercised	2013	Dates	not vested
Directors
Eric B. Herr	14,000	$20.00	—	—	—	—	—	—	36,566
	2,000	$22.98	—	—	—	—	—	—	—
Adrian T. Dillon	—	—	—	—	—	—	—	—	24,881
Renu S. Karnad	—	—	—	—	—	—	—	—	13,892
Keshav R. Murugesh	—	—	—	—	—	370,117	31,807	13-Aug-13	453,775
Jeremy Young	—	—	—	—	—	—	—	—	11,861
Richard O. Bernays	14,000	$28.87	—	—	—	—	—	—	18,984
	2,000	$22.98	—	—	—	—	—	—	—
Anthony A. Greener	14,000	$28.48	—	—	—	—	—	—	18,984
	2,000	$22.98	—	—	—	—	—	—	—
Albert Aboody	—	—	—	—	—	—	—	15-Jul-13	19,846
Executive Officers			—	—	—
Deepak Sogani	—	—	—	—	—	—	—	—	51,000
Johnson J. Selvadurai	20,000	$20.00	—	—	—	—	7,970	13-Aug-13	40,333
	5,000	$30.21	—	—	—	—	—	—	—
	8,227	$27.75	—	—	—	—	—	—	—
Michael Garber	—	—	—	—	—	7,000	—	—	31,000
Swaminathan Rajamani	—	—	—	—	—	—	—	—	71,833

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Thefollowing table sets forth information regarding beneficial ownership of our ordinary shares as at July 31, 2013 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 50,800,530 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

		Percentage
Name of Beneficial Owner	Number of Shares Beneficially Owned	Beneficially Owned (1)
FMR LLC(2)	6,870,468	13.5%
Columbia Wanger Asset Management, LLC (3)	6,331,453	12.5%
Waddell & Reed Financial Inc. (4)	5,643,654	11.1%
Nalanda India Fund Limited(5)	5,211,410	10.3%
TimesSquare Capital Management, LLC(6)	3,122,385	6.1%

Notes:

(1)         Based on an aggregate of 50,800,530 ordinary shares outstanding as at July 31, 2013.

(2)         Information is based on Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013 by FMR LLC, Edward C. Johnson 3d and Fidelity Management & Research Company. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company is a wholly owned subsidiary of FMR LLC.

(3)         Information is based on Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013 by Columbia Wanger Asset Management, LLC and Columbia Acorn Select. Columbia Wanger Asset Management, LLC is the investment adviser to Columbia Acorn Select.

(4)         Information is based on Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 8, 2013 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed

Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. IICO and WRIMCO are investment advisors or sub-advisors to one or more open-end investment companies or other managed accounts which are beneficial owners of shares of WNS. According to this Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 8, 2013, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner.

(5)         Information is based on a report on Schedule 13G filed with the Commission on February 2, 2011 by Nalanda India Fund Limited.

(6)         Information is based on a report on Schedule 13G filed with the Commission on February 11, 2013 by TimesSquare Capital Management, LLC.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•                  In February 2012, Warburg Pincus sold 6,847,500 of its ADSs (representing 6,847,500 ordinary shares) in our company, reducing its overall ownership from approximately 47.8% to approximately 29.0%, as described in Amendment No. 1 to a report on Schedule 13G jointly filed with the Commission on March 30, 2012. In February 2013, Warburg Pincus sold its remaining 14,519,144 ADSs (representing 14,519,144 ordinary shares) in our company, after which it ceased to be a shareholder of our company, as described in Amendment No. 2 to a report on Schedule 13G jointly filed with the Commission on March 1, 2013.

•                  FMR LLC reported its percentage ownership of our ordinary shares to be 15.0% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G jointly filed with the Commission on February 14, 2011, 6.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 6 to a report on Schedule 13G jointly filed with the Commission on October 10, 2012, 7.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 7 to a report on Schedule 13G jointly filed with the Commission on February 14, 2013 and 13.6% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 8 to a report on Schedule 13G jointly filed with the Commission on March 11, 2013.

•                  Columbia Wanger Asset Management, LLC reported its percentage ownership of our ordinary shares to be 13.4% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the Commission on February 11, 2011, and 13.7% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 4 to a report on Schedule 13G filed with the Commission on February 10, 2012. Columbia Wanger Asset Management, LLC and Columbia Acorn Select jointly reported their percentage ownership of our ordinary shares to be 12.5% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2013.

•                  WRF, WRFS, WRI, WRIMCO and IICO jointly reported their percentage ownership of our ordinary shares to be 8.1% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 7, 2013, and 11.2% (based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the Commission on March 8, 2013.

•            Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 11.8% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 2, 2011.

•           TimesSquare Capital Management, LLC reported its percentage ownership of our ordinary shares to be 6.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the Commission on February 11, 2013.

None of our major shareholders have different voting rights from our other shareholders.

As at July 31, 2013, 22,052,891 of our ordinary shares, representing 43.4% of our outstanding ordinary shares, were held by a total of 14 holders of record with addresses in the US. As at the same date, 50,201,142 of our ADSs (representing 50,201,142 ordinary shares), representing 98.8% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

B. Related Party Transactions

(Amounts in thousands)

Since fiscal 2003, we have entered into agreements with certain investee companies of Warburg Pincus, which was prior to February 2013, a principal shareholder, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2013, 2012 and 2011, revenue from these investee companies in the aggregate accounted for $3,753, $3,954, and $3,752 respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2013, 2012 and 2011, these investee companies in the aggregate accounted for $nil, $nil and $20 of our expenses, respectively.

We entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary IT-enabled services software program. Mr. Johnson J. Selvadurai, our Managing Director — Europe, is a principal shareholder of Datacap. In fiscal 2013, 2012 and 2011, we paid $27, $nil and $1, respectively, for the license under the agreement. In fiscal 2013, 2012 and 2011, we paid Datacap $nil, $29 and $nil, respectively, for purchases of computers and software.

With effect from September 4, 2012, Mr. Deepak S. Parekh resigned as a director of our company. Prior to his departure, in fiscal 2013 and 2012, we paid $5 and $8, respectively to HDFC Ergo General Insurance Company Limited, where Mr. Parekh is the Chairman of the Board of Directors, towards travel insurance for the employees of our company.

In addition, prior to Mr. Deepak’s departure, we paid$0.4 (till September 4, 2012), $5 and $nil, respectively, in fiscal 2013, 2012 and 2011, to The Indian Hotels Company Limited towards hiring of accommodation and related services. Mr. Deepak S. Parekh, is a director of The Indian Hotels Company Limited.

Mrs. Renu S. Karnad was appointed as a director on September 21, 2012. During the fiscal 2013, we have entered into the following transactions with companies where Mrs. Renu S. Karnad is a director:

•                 Invested $4,606 in FMPs issued by HDFC Asset Management Company Limited.

•                 Paid $544 to HDFC towards interest ona three-year rupee-denominated term loan of510,000 ($9,397 based on the exchange rate on March 31, 2013) obtained by WNS Global from HDFC.

•                 Paid$4 to HDFC Ergo General Insurance Company Limited towards payment of travel insurance premium for the employees of our company.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton India LLP has served as our independent public accountant for the fiscal year ended March 31, 2013. The following table shows the fees we paid or accrued for the audit and other services provided by Grant Thornton India LLP for the years ended March 31, 2013 and March 31, 2012.

	Fiscal
	2013	2012
Audit fees	$433,000	$374,000
Audit-related fees	77,200	261,700
Tax fees	6,000	6,000

Notes:

Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.

Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits.

Tax fees. This category includes fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities and tax planning services.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton India LLP during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from July 26, 2006 to March 31, 2013. The peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and EXLService Holdings, Inc. and Genpact Limited. The Company believes that these companies most closely resemble business mix and that their performance is representative of its industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. The returns of EXLService Holdings, Inc. and Genpact Limited are available from  October 19, 2006 and  August 1, 2007 respectively. The weightage of each component entity is reassigned at the start of each period and returns are calculated accordingly. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends. Pursuant to the rules and interpretations of the Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was US$24.50. The initial public offering price of the Company’s ADSs was US$20.00 per share.

Cumulative Total Return

Based upon an initial investment of US$100 on July 26, 2006 with dividends reinvested

Appendix A

THE THIRD AMENDED AND RESTATED WNS (HOLDINGS) LIMITED
2006 INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

The purpose of the Third Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan (the “Plan”) is to promote the success and enhance the value of WNS (Holdings) Limited, a corporation organized under the laws of Jersey (the “Company”), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders.  The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.  The singular pronoun shall include the plural where the context so indicates.

2.1                               “ADS” means one American Depositary Share of the Company.

2.2                               “Award” means an Option, a Restricted Share award, a Share Appreciation Right award, a Performance Share award, a Performance Share Unit award, a Share Payment award, a Deferred Share award, a Restricted Share Unit award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.3                               “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4                               “Board” means the Board of Directors of the Company.

2.5                               “Change in Control” means and includes each of the following:

(a)                                 A transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and

Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any subsidiary of the Company, an employee benefit plan maintained by the Company or any subsidiary of the Company or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)                                 During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) hereof or Section 2.5(c) hereof) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)                                  The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:

(i)                                     Which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)                                  After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d)                                 The Company’s shareholders approve a liquidation or dissolution of the Company.

Notwithstanding anything herein or in any Award Agreement to the contrary, if a Change in Control constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) must also constitute a “change in control event,” as defined in Treasury Regulation §1.409A-3(i)(5), in order to constitute a Change in Control for purposes of payment of such Award.

2.6                               “Code” means the Internal Revenue Code of 1986, as amended.

2.7                               “Committee” means the committee of the Board described in Article 12 hereof.

2.8                               “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or any Subsidiary to render such services.

2.9                               “Covered Employee” means an Employee who is, or could be, a “covered employee” within the meaning of Section 162(m) of the Code.

2.10                        “Deferred Share” means a right to receive a specified number of Shares or ADSs during specified time periods pursuant to Section 8.4 hereof.

2.11                        “Disability” means that the Participant qualifies to receive long-term disability payments under the Company’s long-term disability insurance program, as it may be amended from time to time.  Notwithstanding anything herein or in any Award Agreement to the contrary, if a Disability constitutes a payment event with respect to any Award that is subject to United States income tax and which provides for a deferral of compensation that is subject to Section 409A of the Code, the Participant shall only experience a Disability hereunder for purposes of the payment of such Award if the Participant is “disabled” within the meaning of Treasury Regulation Section 1.409A-3(i)(4).

2.12                        “Effective Date” shall have the meaning set forth in Section 13.1 hereof.

2.13                        “Eligible Individual” means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.14                        “Employee” means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.15                        “Equity Restructuring” shall mean a nonreciprocal transaction between the Company and its shareholders, such as a Share dividend, Share split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the Share price of Common Stock (or other securities) and causes a change in the per Share value of the Common Stock underlying outstanding Awards.

2.16                        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.17                        “Fair Market Value” means, as of any given date, (a) if the Shares are listed on any established stock exchange or a national market system, the closing price of a Share as reported in the Wall Street Journal (or such other source as the Board may deem reliable for such purposes) for such date or, if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred, or (b) if the Shares are not traded on an exchange but are quoted on a quotation system, (i) the last sales price of a Share on such date, or (ii) if no sales occur on such date, the mean between the closing representative bid and asked prices for a Share on such date or, if no prices are reported on such date, the first date immediately prior to such date on which sales prices or bid and asked prices, as applicable, are reported by such quotation system; or (c) if the Shares are not publicly traded or, with respect to any non-Share based Award or the settlement of an Award, the fair market value established by the Committee acting in good faith.

2.18                        “Full Value Award” means any Award other than an Option or other Award for which the Participant pays the intrinsic value (whether directly or by forgoing a right to receive a payment from the Company).

2.19                        “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.20                        “Independent Director” means a member of the Board who is not an Employee of the Company.

2.21                        “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b) (3) under the Exchange Act, or any successor rule.

2.22                        “Non-Qualified Option” means an Option that is not intended to be an Incentive Stock Option.

2.23                        “Option” means a right granted to a Participant pursuant to Article 5 hereof to purchase a specified number of Shares or ADSs at a specified price during specified time periods.  An Option may be either an Incentive Stock Option or a Non-Qualified Option.

2.24                        “Participant” means any Eligible Individual who, as a member of the Board or Employee, has been granted an Award pursuant to the Plan.

2.25                        “Performance-Based Award” means an Award granted to selected Covered Employees which the Committee determines shall be subject to the terms and conditions set forth in Article 9 hereof.  All Performance-Based Awards are intended to qualify as Qualified Performance-Based Compensation.

2.26                        “Performance Bonus Award” has the meaning set forth in Section 8.6 hereof.

2.27                        “Performance Criteria” means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.  The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes and share-based compensation), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per Share or ADS, and market share, any of which may be measured either in absolute terms by comparison to comparable performance in an earlier period or periods, or as compared to results of a peer group, industry index, or other company or companies. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.28                        “Performance Goals” means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the

Performance Criteria.  Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual.  The Committee, in its discretion, may, within the time prescribed by Section 162(m) of the Code, adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.29                        “Performance Period” means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance-Based Award.

2.30                        “Performance Share” means a right granted to a Participant pursuant to Section 8.1 hereof, to receive Shares, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.31                        “Performance Share Unit” means a right granted to a Participant pursuant to Section 8.2 hereof, to receive Shares or ADSs, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32                        “Plan” means this Amended and Restated WNS (Holdings) Limited 2006 Incentive Award Plan, as it may be amended from time to time.

2.33                        “Prior Plan” means the WNS (Holdings) Limited, Jersey 2002 Stock Incentive Plan, as such plan may be amended from time to time.

2.34                        “Qualified Performance-Based Compensation” means any compensation that is intended to qualify as “qualified performance-based compensation” as described in Section 162(m) (4) (C) of the Code.

2.35                        “Restricted Shares” means Shares or ADSs awarded to a Participant pursuant to Article 6 hereof that is subject to certain restrictions and may be subject to risk of forfeiture.

2.36                        “Restricted Share Unit” means an Award granted pursuant to Section 8.5 hereof.

2.37                        “Securities Act” shall mean the Securities Act of 1933, as amended.

2.38                        “Share” means an ordinary share of the Company, par value 10 pence per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 11 hereof.

2.39                        “Share Appreciation Right” or “SAR” means a right granted pursuant to Article 7 hereof to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares or ADSs on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40                        “Share Payment” means (a) a payment in the form of Shares or ADSs, or (b) an option or other right to purchase Shares or ADSs, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.3 hereof.

2.41                        “Subsidiary” means any “subsidiary corporation” as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company.

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1          Number of Shares and ADSs.

(a)           Subject to Article 11 and Section 3.1(b), the aggregate number of Shares and ADSs, in the aggregate, which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (x) eight million and six hundred thousand (8,600,000), and (y) any Shares or ADSs which as of the Effective Date are available for issuance under the Prior Plan, and (z) any Shares or ADSs subject to awards under the Prior Plan which terminate, expire, lapse for any reason or are settled in cash on or after the Effective Date. In order that the applicable regulations under the Code relating to Incentive Stock Options be satisfied, the maximum number of Shares and ADSs that may be delivered under the Plan upon the exercise of Incentive Stock Options shall be that number of shares specified in Section 3.1(a)(x) above.

(b)           To the extent that an Award terminates, expires, or lapses for any reason, or is settled in cash, any Shares or ADSs subject to the Award shall again be available for the grant of an Award pursuant to the Plan.  Any Shares or ADSs tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall not subsequently be available for grant of an Award pursuant to the Plan.  To the extent permitted by applicable law or any exchange rule, Shares and ADSs issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against Shares and ADSs available for grant pursuant to this Plan.  To the extent that a SAR is exercised for, or settled in, Shares or ADSs, the full number of shares or ADSs subject to such SAR shall be counted for purposes of calculating the aggregate number of Shares and ADSs available for issuance under the Plan as set forth in Section 3.1(a), regardless of the actual number of shares or ADSs issued upon such exercise or settlement.  Notwithstanding the provisions of this Section 3.1(b), no Shares or ADSs may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2          Shares and ADSs Distributed.  Any Shares or ADSs distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or ADSs, treasury Shares or ADSs, or Shares or ADSs purchased on the open market.

3.3          Limitation on Number of Shares and ADSs Subject to Awards.  Notwithstanding any provision in the Plan to the contrary, and subject to Article 11 hereof, the maximum number of Shares and ADSs with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 500,000 and the maximum amount that may be paid in cash with respect to one or more Awards to any one Participant which are not denominated in Shares or ADSs or otherwise for which the foregoing limitation would not be an effective limitation, the maximum amount that may be paid in cash during any calendar year shall be $10,000,000.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

4.1          Eligibility.  Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2          Participation.  Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award.  No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3          Foreign Participants.  Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish sub plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub plans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such sub plans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 hereof; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals.  Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

ARTICLE 5.

OPTIONS

5.1          General.  The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)           Exercise Price.  The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.2(b) hereof, the per share exercise price for any Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant.

(b)           Time and Conditions of Exercise.  The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years.  The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)           Payment.  The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation: (i) cash, (ii) Shares or ADSs having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, including shares or ADSs that would otherwise be issuable or transferable upon exercise of the Option, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares or ADSs then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Company, not later than the settlement of such sale), and the methods by which Shares or ADSs shall be delivered or deemed to be delivered to Participants.  Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d)           Evidence of Grant.  All Options shall be evidenced by an Award Agreement between the Company and the Participant.  The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2          Incentive Stock Options.  Incentive Stock Options shall be granted only to employees of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1 hereof, must comply with the provisions of this Section 5.2.

(a)           Dollar Limitation.  The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares or ADSs with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision.  To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Options.

(b)           Ten Percent Owners.  An Incentive Stock Option may not be granted to any individual who, at the date of grant, owns shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any “parent corporation” or “subsidiary corporation” of the Company within the meaning of Section 424(e) and 424(f), respectively, of the Code, unless such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(c)           Notice of Disposition.  The Participant shall give the Company prompt notice of any disposition of Shares or ADSs acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares or ADSs to the Participant.

(d)           Right to Exercise.  During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant.

(e)           Failure to Meet Requirements.  Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Option.

ARTICLE 6.

RESTRICTED SHARE AWARDS

6.1          Grant of Restricted Shares.  The Committee is authorized to make Awards of Restricted Shares to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.  All Awards of Restricted Shares shall be evidenced by an Award Agreement.

6.2          Issuance and Restrictions.  Subject to Section 10.6, Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares).  These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3          Forfeiture.  Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that is at that time subject to restrictions shall be forfeited; provided, however, that except as otherwise provided by Section 10.6, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture conditions relating to Restricted Shares will lapse in whole or in part in the event of terminations resulting from specified causes, and (b) provide in other cases for the lapse in whole or in part of restrictions or forfeiture conditions relating to Restricted Shares.

6.4          Certificates for Restricted Shares.  Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Shares or ADSs are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

ARTICLE 7.

SHARE APPRECIATION RIGHTS

7.1          Grant of Share Appreciation Rights.

(a)           A Share Appreciation Right may be granted to any Participant selected by the Committee.  A Share Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b)           A Share Appreciation Right shall entitle the Participant (or other person entitled to exercise the Share Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Share Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of a Share on the date the Share Appreciation Right is exercised over (B) the Fair Market Value of a Share on the date the Share Appreciation Right was granted and (ii) the number of Shares or ADSs with respect to which the Share Appreciation Right is exercised, subject to any limitations the Committee may impose.  The Committee shall determine the time or times at which a Share

Appreciation Right may be exercised in whole or in part; provided, that the term of any Share Appreciation Right granted under the Plan shall not exceed ten years.

7.2          Payment and Limitations on Exercise.

(a)           Subject to Section 7.2(b), payment of the amounts determined under Sections 7.1(b) above shall be in cash, in Shares (based on its Fair Market Value as of the date the Share Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement.

(b)           To the extent any payment under Section 7.1(b) is effected in Shares, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

8.1          Performance Share Awards.  Any Participant selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.  In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2          Performance Share Units.  Any Participant selected by the Committee may be granted one or more Performance Share Unit awards which shall be denominated in unit equivalent of Shares, ADSs and/or units of value including dollar value of Shares or ADSs and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.  In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3          Share Payments.  Any Participant selected by the Committee may receive Share Payments in the manner determined from time to time by the Committee.  The number of shares or ADSs shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Share Payment is made or on any date thereafter.

8.4          Deferred Shares.  Any Participant selected by the Committee may be granted an award of Deferred Shares in the manner determined from time to time by the Committee.  The number of Deferred Shares shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee subject to Section 10.6.  Shares underlying a Deferred Share award will not be issued until the Deferred Share award has vested, pursuant to a vesting schedule or performance criteria set by the Committee.  Unless otherwise provided by the Committee, a Participant awarded Deferred Shares shall have no rights as a Company shareholder with respect to such Deferred

Shares until such time as the Deferred Share Award has vested and the Shares underlying the Deferred Share Award has been issued.  Notwithstanding anything herein to the contrary, any award of Deferred Shares that is subject to United State income tax shall be structured in a manner that complies with Section 409A of the Code or an available exemption therefrom.

8.5          Restricted Share Units.  The Committee is authorized to make Awards of Restricted Share Units to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee.  At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate subject to Section 10.6.  At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Share Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee.  On the maturity date, the Company shall, subject to Section 10.5(b) hereof, transfer to the Participant one unrestricted, fully transferable Share for each Restricted Share Unit scheduled to be paid out on such date and not previously forfeited.

8.6          Performance Bonus Awards.  Any Participant selected by the Committee may be granted a cash bonus (a “Performance Bonus Award”) payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee.  Any such Performance Bonus Award paid to a Covered Employee may be a Performance-Based Award and be based upon objectively determinable bonus formulas established in accordance with Article 9 hereof.

8.7          Term.  Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units shall be set by the Committee in its discretion.

8.8          Exercise or Purchase Price.  The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments or Restricted Share Units; provided, however, that such price shall not be less than the par value of a Share on the date of grant, unless otherwise permitted by applicable state law.

8.9          Exercise upon Termination of Employment or Service.  An Award of Performance Shares, Performance Share Units, Deferred Shares, Share Payments and Restricted Share Units shall only vest or be exercisable or payable while the Participant is an Employee, Consultant or a member of the Board, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Share Units, Share Payments, Deferred Shares or Restricted Share Units may vest or be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant’s retirement, death or Disability, or otherwise; provided, however, that, to the extent required to preserve tax deductibility under Section 162(m) of the Code, any such provision with respect to Performance Shares or Performance Share Units that are intended to constitute Qualified Performance-Based Compensation shall be subject to the requirements of Section 162(m) of the Code that apply to Qualified Performance-Based Compensation.

8.10        Form of Payment.  Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Shares or a combination of both, as determined by the Committee.

8.11        Award Agreement.  All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 9.

PERFORMANCE-BASED AWARDS

9.1          Purpose.  The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 hereof as Qualified Performance-Based Compensation.  If the Committee, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8 hereof; provided, however, that the Committee may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2          Applicability.  This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Performance-Based Awards.  The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period.  Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3          Procedures with Respect to Performance-Based Awards.  To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 or 8 hereof which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period.  Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period.  In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4          Payment of Performance-Based Awards.  Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant.  Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.  In determining the amount earned under a Performance-Based Award, the Committee may reduce or eliminate the amount of the Performance-Based

Award earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

9.5          Additional Limitations.  Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

10.1        Stand-Alone and Tandem Awards.  Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan.  Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2        Award Agreement.  Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3        Limits on Transfer.  No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary.  Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution.  The Committee by express provision in the Award or an amendment thereto may permit an Award to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish; provided, however, that no such transfer of an Incentive Stock Option shall be permitted to the extent that such transfer would cause the Incentive Stock Option to fail to qualify as an “incentive stock option” under Section 422 of the Code.  Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a “blind trust” in connection with the Participant’s termination of employment or service with the Company or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company’s lawful issue of securities. Notwithstanding the foregoing, in no event shall any Award be transferable by a Participant to a third party (other than the Company or any successor or acquiring entity) for consideration.

10.4        Beneficiaries.  Notwithstanding Section 10.3 hereof, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death.  A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee.  If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse.  If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution.  Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5                        Share Certificates; Book Entry Procedures.

(a)                                 Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares or ADSs pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded.  All Share and ADS certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded.  The Committee may place legends on any Share or ADS certificate to reference restrictions applicable to the Shares.  In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b)                                 Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing Shares or ADSs issued in connection with any Award and instead such Shares or ADSs shall be recorded in the books of the Company (or, as applicable, its transfer agent or share plan administrator).

10.6                        Full Value Award Vesting Limitations.  Notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees or Consultants shall become vested over a period of not less than three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year) following the date the Award is made; provided, however, that, notwithstanding the foregoing, Full Value Awards that result in the issuance of an aggregate of up to 5% of the Shares and ADSs available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions. The foregoing notwithstanding, such Awards may vest on an accelerated basis in the event of a Participant’s death, disability, or retirement, or in the event of a Change in Control or other special circumstances.  For purposes of this Section 10.6, (i) vesting over a specified period will include periodic vesting over such period, and

(ii) a pre-announced period in which service is required as a condition to the grant of any Award may count toward the minimum vesting period required under this Section 10.6, if so determined by the Committee.

10.7                        Paperless Exercise.  In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless exercise of Awards by a Participant may be permitted through the use of such an automated system.

10.8                        Exercise for ADSs. With the consent of the Committee and subject to such terms and conditions as the Committee, in its sole discretion, deems necessary or advisable, an Award may be exercised for ADSs rather than Shares.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

11.1                        Adjustments.

(a)                                 Subject to Section 11.1(d) below, in the event of any share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to shareholders, or any other change affecting the Shares or ADSs or the share price of the Shares or ADSs, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 hereof); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.  Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b)                                 Subject to Section 11.1(d) below, in the event of any transaction or event described in Section 11.1(a) hereof or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i)                                     To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii)                                  To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)                               To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Shares or Deferred Shares and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv)                              To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v)                                 To provide that the Award cannot vest, be exercised or become payable after such event.

(c)                                  Certain ADS Adjustments.  Without limiting the generality of Section 11.1 hereof, in the event that the conversion ratio of ADSs to Shares (currently 1:1) shall be modified by the Company at any time, the Committee shall make such adjustments to the Plan and any Awards outstanding thereunder as it deems appropriate and equitable to reflect such modification of the conversion ratio and preserve the existing economic value of any outstanding Awards.

(d)                                 In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b) above:

(i)                                     The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted. The adjustments provided under this Section 11.1(d) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company.

(ii)                                  The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 above on the maximum number and kind of shares which may be issued under the Plan and adjustments of the manner in which shares subject to Full Value Awards will be counted).

11.2                        Acceleration Upon a Change in Control.  Notwithstanding Section 11.1 hereof, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant’s Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse.  Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine.  In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect.

11.3                        No Other Rights.  Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation.  Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares or ADSs subject to an Award or the grant or exercise price of any Award.

ARTICLE 12.

ADMINISTRATION

12.1                        Committee.  Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term “Committee” as used in this Plan shall be deemed to refer to the Board.  The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, shall delegate administration of the Plan to a Committee.  The Committee shall consist solely of two or more members of the Board each of whom is an “outside director,” within the meaning of Section 162(m) of the Code, a Non-Employee Director and an “independent director” under the rules of the New York Stock Exchange (or other principal securities market on which Shares or ADSs are traded).  The governance of such Committee shall be subject to the charter of the Committee as approved by the Board, or the Company’s memorandum and articles of association, as applicable.  Any action taken by the Committee shall be valid and effective, regardless of whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise. Notwithstanding the foregoing: (a) the full Board shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term “Committee” as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5 hereof.  In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee.

12.2                        Support for the Committee.  Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3                        Authority of Committee.  Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)                                 Designate Participants to receive Awards;

(b)                                 Determine the type or types of Awards to be granted to each Participant;

(c)                                  Determine the number of Awards to be granted and the number of Shares or ADSs to which an Award will relate;

(d)                                 Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e)                                  Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, ADSs, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)                                   Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)                                  Decide all other matters that must be determined in connection with an Award;

(h)                                 Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)                                     Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)                                    Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4                        Decisions Binding.  The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5                        Delegation of Authority.  To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder.  Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate.  At all times, the delegate appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

13.1                        Effective Date.  The Plan became effective as of the date the Plan was originally approved by the Company’s shareholders i.e. 1st June, 2006 following its adoption by the Board (the “Effective Date”).  The Plan was deemed to be approved by the shareholders upon the affirmative vote of the holders of a majority of the shares of the Company present or represented and entitled to vote at a meeting duly held in accordance with the applicable provisions of the Company’s memorandum and articles of association.

13.2                        Expiration Date.  The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date.  Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

14.1                        Amendment, Modification, and Termination.  Subject to Section 15.14 hereof, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval shall be required for any amendment to the Plan that (i) increases the number of shares or ADSs available under the Plan (other than any adjustment as provided by Article 11 hereof), (ii) permits the Committee to grant Options or SARs with an exercise price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option or SAR beyond ten years from the date of grant or (iv) results in a material increase in benefits or a change in eligibility requirements.  Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, (I) no Option or SAR may be amended to reduce the per share exercise price of the shares subject to such Option or SAR below the per share exercise price as of the date the Award is granted, (II) except as permitted by Article 11 hereof, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or SAR having a higher per share exercise price, and (III) except as permitted by Article 11 hereof, no Award may be granted in exchange for the cancellation or surrender of an Option or SAR with a per share exercise price that is greater than the Fair Market Value on the date of such grant or cancellation.

14.2                        Awards Previously Granted.  Except with respect to amendments made pursuant to Section 15.14 hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

15.1                        No Rights to Awards.  No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2                        No Shareholders Rights.  Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record owner of such Shares.

15.3                        Withholding.  The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant’s employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan.  The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares or ADSs otherwise issuable under an Award (or allow the return of Shares or ADSs) having a fair market value on the date of withholding equal to the sums required to be withheld.  Notwithstanding any other provision of the Plan, the number of Shares or ADSs which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such Shares or ADSs were acquired by the Participant from the Company) in order to satisfy the Participant’s federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4                        No Right to Employment or Services.  Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5                        Unfunded Status of Awards.  The Plan is intended to be an “unfunded” plan for incentive compensation.  With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6                        Indemnification.  To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.  The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s articles of association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7                        Relationship to Other Benefits.  No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8                        Expenses.  The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.9                        Titles and Headings.  The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10                 Fractional Shares.  No fractional Shares or ADSs shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11                 Limitations Applicable to Section 16 Persons.  Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule.  To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12                 Government and Other Regulations.  The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required.  The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the Shares paid pursuant to the Plan.  If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13                 Governing Law.  The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

15.14                 Section 409A.  To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code.  To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date.  Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.